Exhibit 99.2

                              GBC Acquisition Corp.
                                 44 High Street
                           West Nyack, New York 10994
                             Telephone: 845-358-6000
                                Fax: 845-358-3619

                                 April 28, 2004

The Board of Directors of
General Bearing Corporation

Ladies and Gentlemen:

            In light of the current global, financial, business, industry and regulatory environments, we believe it is in the best interests of General Bearing Corporation (the "Company") and its stockholders, customers and employees that the Company no longer be a publicly-held reporting company.

      Among the factors which lead us to this conclusion are the following:

      Market/Industry conditions: Increasingly intense pricing competition in the bearing market requires that the Company's products be priced as low as possible. The Company's business model has been based on selling low cost, high quality products. Obviously, the substantial and increasing costs that the Company must pay as a public company for regulatory compliance increase the cost of operations, which in turn increase the prices that the Company must charge for its products. As a result, the costs of being public directly reduce the Company's competitiveness in the market. Additionally, in order to maintain its cost competitiveness, it is frequently necessary for the Company to: (a) consider investments and transactions with significant risk levels, and (b) decide and act quickly to complete income-strategic transactions. Responsibilities to public stockholders can result in an aversion to risk and delays in implementing corporate decisions. Such risk aversion and delays are also burdens of being public that hamper the Company's ability to maintain its low-cost advantage.

      Low trading price, volume and lack of analyst coverage: It has been over three years since the market price of the Company's stock was significantly higher than it is today. In addition, trading volume and public float are low and we know of no analyst coverage of the Company. As a result, the Company has not been able to use its stock as transactional currency and there has been limited liquidity for the stockholders. The stock's lack of performance also precludes the use of options as an effective incentive in obtaining and retaining employees.

      Consequences of low market capitalization: We believe the public and, more importantly, customers and potential customers, perceive the Company's low market capitalization as an indication that the Company is insubstantial or has meager resources. We believe that in some cases such a perception causes a lack of confidence in the strength and/or reliability of the Company, resulting in loss of potential orders and restricted sales growth.

      Disclosure of sensitive information: The Security and Exchange Commission's (the "SEC") reporting regulations require the Company to disclose information that would otherwise be treated as confidential, including but not limited to details of financial performance, identities of key customers, Company strategy, competitive strengths, risks and uncertainties, liquidity and capital resources. The reporting requirements make such information freely accessible to competitors, to the detriment of the Company.

      Effect of Sarbanes/Oxley. In light of the recently enacted Sarbanes/Oxley legislation (and the various rules being proposed and promulgated by the SEC and NASDAQ thereunder), the costs of being a public company, measured both in the cost to the Company (for legal advisors, audits, certifications, insurance, etc.) and in the time commitments to individual directors, officers and other employees, already significant for a company our size, will be increasing going forward.

            In sum, due to these various factors, not only do we believe that the Company is not realizing any of the benefits of being a public company, but, in fact, the Company is substantially inhibited in its growth and development. We believe that the Company is, and will be, increasingly adversely affected going forward by the costs and other burdens of continuing to be publicly-held.

            Accordingly, this letter outlines the basic terms and conditions pursuant to which a management group, led by Seymour Gussack, Chairman of the Company's Board of Directors, and David L. Gussack, the Company's Chief Executive Officer and a director, and certain other stockholders, including Company directors Robert E. Baruc and Nina M. Gussack (the "Buyers"), through a company formed by the Buyers ("GBC Acquisition Corp."), is considering commencing a tender offer to acquire all of the issued and outstanding shares of the common stock of the Company not beneficially owned, directly or indirectly, by the Buyers, at a price per share of $3.50. This per share price represents a 15% premium over the closing price of the common stock on April 28, 2004 and an approximately 14% premium over the average closing price since January 2, 2004.

            To ensure substantial stockholder support for the transaction, we would condition the tender offer upon (i) the tender of a majority of the outstanding shares of the Company's common stock not held by the Buyers, and
(ii) the tender of a sufficient number of shares such that, after such offer is completed, the Buyers will own at least 90% of the outstanding shares of the Company's common stock. If such 90% threshold is met, it will mean that a majority of the outstanding shares of the Company's common stock not held by the Buyers will have been tendered. We also would commit that, as soon as practicable after the completion of a tender offer meeting these conditions, we would effect a "short form" merger of the Company with GBC Acquisition Corp. in which the remaining stockholders would receive the same consideration as those stockholders who tender their shares in response to the tender offer.

            Please note that the Buyers have no present interest or intention to sell their respective ownership interests in the Company.

            The commencement of our tender offer is conditioned upon obtaining financing to complete the transaction (including transaction fees) in the amount of not less than $6 million on terms and conditions acceptable to the Buyers.

                                                    Very truly yours,


                                                    /s/ David L. Gussack
                                                    David L. Gussack
                                                    President


                                       -3-